Brazil Potash Corp.

198 Davenport Road

Toronto, Ontario, Canada M5R 1J2

April 14, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Kevin Dougherty

Re:	Brazil Potash Corp.

Registration Statement on Form F-3

(File No. 333-294964)

Acceleration Request

   Requested Date:  April 16, 2026

   Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form F-3 (File No. 333-294964) (the “Registration Statement”) to become effective on Thursday, April 16, 2026 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes Craig D. Linder, Esq. of Anthony, Linder & Cacomanolis, PLLC, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Craig D. Linder, Esq. of Anthony, Linder & Cacomanolis, PLLC, counsel to the Registrant, at (561) 514-0936.

Very truly yours,

Brazil Potash Corp.

By:	/s/ Matthew Simpson
Matthew Simpson
Chief Executive Officer

cc:	Craig D. Linder, Esq., Anthony, Linder & Cacomanolis, PLLC